

June 6, 2025

Ronald A. Duncan
President and Chief Executive Officer
GCI Liberty, Inc.
12300 Liberty Blvd.
Englewood, Colorado 80112

>   **Re: GCI Liberty, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 28, 2025**
>   **File No. 333-286272**

Dear Ronald A. Duncan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Index to Financial Statements
Combined Statements of Operations, page F-16

1.   We have reviewed your response to prior comment no. 2. We note that you state "Operating expenses includes certain immaterial direct and indirect selling expenses." Please clarify why the Operating Expense (exclusive of depreciation and amortization) is significantly more than the Operating Expense (excluding stock-based compensation) presented in Segment footnote disclosure in Liberty Broadband Corporation's Form 10-K for the fiscal year ended December 31, 2024. This comment also applies to page F-3 of the Form S-1 and Liberty Broadband Corporation's Form 10-Q for the quarterly period ended March 31, 2025. In this regard, please confirm that operating expense (exclusive of depreciation and amortization) represent

expenses incurred in providing services and products to your customers. Refer to Rule 5-03(b)(2) and (4) of Regulation S-X.

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeeho Lee, Esq.